SECUI



13010792

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 2 8 2013
Washington DC
402

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 48740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge Investment Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Pleasant Plain Road

(No. and Street)

Fairfield	Iowa	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carla Stone   641-472-5100
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – if individual, state last, first, middle name)

221 3rd Avenue SE STE. 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)
(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DV
3/18/13

OATH OR AFFIRMATION

I, __Carla Stone_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cambridge Investment Research, Inc._____ , as of __December 31_____ , 20 _12____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_Carla Stone_____
Signature

_VP, Finance_____
Title

_Kristine W. Davis_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._*

Cambridge Investment Research, Inc.

Financial Report
December 31, 2012

Contents

 McGladrey

Independent Auditor's Report

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (Company), a wholly-owned subsidiary of Cambridge Investment Group, Inc., as of December 31, 2012, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Member of the RSM International network of independent accounting, tax and consulting firms.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2013

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 7,426,154
Receivables:	
Clearing brokers	10,516,537
Commissions	26,485,342
Other	16,586,320
Due from affiliate	217,933
Deposits with clearing brokers	210,000
Securities owned, at market value	5,636,996
Other assets	2,473,249
	$ 69,552,531

Liabilities and Shareholder's Equity

Liabilities:	
Commissions payable	$ 28,000,143
Accounts payable	1,027,365
Accrued expenses	460,000
Due to clearing broker	115,997
Securities sold, not yet purchased, at market value	8,419
Due to affiliate	801,715
Total liabilities	30,413,639
Commitments and Contingencies (Notes 6 and 7)	
Shareholder's Equity:	
Common stock, $.01 par value; 750,000 shares authorized;	
10,000 shares issued and outstanding	100
Additional paid-in capital	48,900
Retained earnings	39,089,892
Total shareholder's equity	39,138,892
	$ 69,552,531

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Income
Year Ended December 31, 2012

Revenues:	
Commissions	$ 189,863,517
Fee-based	63,491,440
Other	38,079,681
Total revenue	291,434,638
Expenses:	
Commissions	232,606,698
Management fees	34,909,044
General and administrative	6,656,349
Clearing firm charges	2,192,480
Professional fees including litigation and customer settlements	2,725,700
Regulatory fees	247,759
Other expenses	322,602
Total expenses	279,660,632
Net income	$ 11,774,006

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Shareholder's Equity	
Balance, December 31, 2011	$	100	$	48,900	$	32,565,886	$	32,614,886
Capital distributions		-		-		(5,250,000)		(5,250,000)
Net income		-		-		11,774,006		11,774,006
Balance, December 31, 2012	$	100	$	48,900	$	39,089,892	$	39,138,892

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net income	$ 11,774,006
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Amortization of other receivables	2,654,019
Provision for doubtful other receivables	268,462
Change in assets and liabilities:	
Increase in receivables - clearing brokers	(1,703,213)
Increase in receivables - commissions	(2,457,184)
Increase in receivables - other	(3,769,162)
Increase in due from affiliate	(217,933)
Increase in securities owned	(1,764,820)
Increase in other assets	(280,739)
Increase in commissions payable	4,226,938
Increase in accounts payable	19,488
Decrease in accrued expenses	(157,500)
Decrease in due to clearing broker	(29,921)
Decrease in securities sold, net yet purchased	(29,344)
Decrease in due to affiliate	(848,188)
Net cash provided by operating activities	7,684,909
Cash Flows (Used in) Financing Activities,	
capital distributions	(5,250,000)
Net increase in cash and cash equivalents	2,434,909
Cash and cash equivalents, at beginning of year	4,991,245
Cash and cash equivalents, at end of year	$ 7,426,154

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consists of commission and transaction-related receivables.

Receivables from others: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered representatives totaled $13,416,134 as of December 31, 2012. The loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan. Loan amortization charged to expense was $2,654,019 in 2012.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 7% annually.

Management performs periodic credit evaluations and provides an allowance based on our assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none as of December 31, 2012. Loans written off to expense totaled $268,462 in 2012.

Income taxes: The Company is recognized as a qualified subchapter S subsidiary by the Internal Revenue Service. The parent company's shareholders are liable for federal and state income taxes on its taxable income.

Note 1. Summary of Significant Accounting Policies (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2012, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2009.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for receivables from others, determination of litigation accruals and management fee allocation.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on trade-date basis. Revenue from fees is typically earned in accordance with the fee agreement and related fee platform cost. Other revenues primarily consist of fee platform revenue that is typically earned in accordance with agreements with registered representatives.

Securities owned or sold, but not yet purchased by the Company are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under this topic are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

There were no financial instruments classified as Level 3 in the fair value hierarchy as of December 31, 2012.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2012.

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2012.

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at market values, as follows:

U.S. Treasury securities (Level 1)	$ 4,993,407
Mutual funds, consisting of approximately 87% fixed income/bond funds with remaining invested in equity funds (Level 1)	643,589
	$ 5,636,996
Securities sold, not yet purchased, at market value (Level 1)	$ 8,419

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 3.   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company had net capital of $16,123,063, which was $14,096,048 in excess of its required net capital of $2,027,015. The Company's net capital ratio was 1.89 to 1.

Note 5.   Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs, including but not limited to salaries, rent, phone, postage, etc., will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The affiliate was paid management fees amounting to $34,909,044 during the year ended December 31, 2012.

The Company has receivables from affiliates of $217,933 and payables to affiliates of $801,715 as of December 31, 2012.

One hundred and five of the Company's registered representatives are members of another affiliate that provides its members enhanced practice management, marketing, recruiting and succession planning consulting and access to financing for succession plan implementation and working capital for other growth strategies. The members of this affiliate have assigned a percent of their practices' commission and fee revenue earned through the Company to the affiliate which totaled $4,009,078 for the year ended December 31, 2012.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies

Fair value of financial instruments: The Company's financial instruments including cash, deposits, receivables, other assets, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2012. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2012 market value of the securities, and may incur a loss if the market value of such securities increases subsequent to December 31, 2012.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present.

Note 7. Revolving Subordinated Loan

On February 15, 2012, the Company amended its previously approved revolving subordinated loan agreement to extend the scheduled draw termination date from March 1, 2012 to March 1, 2014 and to extend the scheduled maturity date from March 1, 2013 to March 1, 2015. The Company may borrow in up to two draws between February 15, 2012, the closing date, and March 1, 2014, a total of not more than $4,000,000. During the number of months between the date of the draw and March 1, 2015, interest only payments are due on the principal amount outstanding. On March 1, 2015, all outstanding principal and any accrued and unpaid interest are due and payable.

Interest on borrowed amounts is either a base rate (defined as bank's prime rate or the fed funds rate plus 0.5%, whichever is greater) plus 1.50%, or one month LIBOR plus 3.50%. If one month LIBOR plus 3.50% is greater than the base rate plus 1.50%, then the applicable rate is one month LIBOR plus 3.50%. If one month LIBOR plus 3.50% is less than the base rate plus 1.50%, then the Company may choose either the base rate plus 1.50% or three month or six month LIBOR plus 3.50%. In the event the Company's total leverage ratio exceeds 1.25, the applicable interest rates increase by 0.25%.

The revolving loan carries an annual commitment fee of three tenths of one percent (0.30%) on the unused credit line, payable quarterly in arrears, during the period from the closing date until the scheduled draw termination date.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 7. Revolving Subordinated Loan (Continued)

The amendment of the previously approved revolving subordinated loan agreement was accepted by the Financial Industry Regulatory Authority (FINRA) on February 15, 2012. The revolving loan is unsecured and was previously accepted by FINRA on August 20, 2010 as a satisfactory subordination agreement. As such, any amounts which are taken down in accordance with the agreement will be considered capital for the purpose of calculating the Company's net capital as defined under SEC Rule 15c3-1. There were no advances on the revolving loan for the year ended December 31, 2012 and no outstanding borrowings on the revolving loan as of December 31, 2012.

The loan is guaranteed by Cambridge Investment Group, Inc., the Company's parent, and by the following parent's other wholly owned subsidiaries: Eneric Petroleum Corp., Cambridge Investment Research Advisors, Inc., TBS Agency, Inc., and Continuity Management Group, L.L.C.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Cambridge Investment Research, Inc.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2012

Computation of net capital:		
Shareholder's equity	$	39,138,892
Non-allowable assets and other charges:		
Receivables - clearing brokers		460,546
Receivables - commissions		2,801,729
Receivables - others		16,586,320
Due from affiliate		217,933
Other assets		2,473,249
Insurance deductible in excess of allowed		138,000
Net capital before haircuts on securities positions		16,461,115
Haircuts on securities positions and money market accounts		338,052
Net capital	$	16,123,063
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	28,000,143
Accounts payable		1,027,365
Accrued expenses		460,000
Due to clearing broker		115,997
Due to affiliate		801,715
Total aggregate indebtedness	$	30,405,220
Computation of basic net capital requirement:		
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$30,405,220 or $100,000, whichever is greater	$	2,027,015
Excess net capital	$	14,096,048
Ratio of aggregate indebtedness to net capital		1.89 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2012.

Cambridge Investment Research, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2012

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2012

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

 McGladrey

**Independent Auditor's Report
on Internal Control**

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

In planning and performing our audit of the financial statements of Cambridge Investment Research, Inc. (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Member of the RSM International network of independent accounting, tax and consulting firms.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2013

16